Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$209	$241	$264	$249	$243
Interest portion of rent expense	31	30	30	28	27
Total fixed charges	$240	$271	$294	$277	$270
Earnings:
Pretax income (loss) from continuing operations less equity income	$281	$552	$362	$160	$(243)
Fixed charges	240	271	294	277	270
Amortization of capitalized interest	3	3	3	3	3
Less:
Interest capitalized	(7)	(3)	(2)	(1)	(3)
Total earnings plus fixed charges	$516	$823	$657	$439	$27
Ratio of earnings to fixed charges	2.2	3.0	2.2	1.6	—
Deficiency of earnings to fixed charges	$—	$—	$—	$—	$243